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                              June 30, 2023

       Iain Brown
       Chief Financial Officer
       Mural Oncology Ltd
       10 Earlsfort Terrace
       Dublin 2, D02 T380, Ireland

                                                        Re: Mural Oncology Ltd
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form 10
                                                            Submitted June 16,
2023
                                                            CIK No. 0001971543

       Dear Iain Brown:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10 as Confidentially Submitted on June
       16, 2023

       Information Statement Summary, page 11

   1. We note your response to prior comment 3, which we reissue in part. Please revise the
                                                        Summary to provide to
disclose your reliance on the initial cash contribution from
                                                        Alkermes.
       Nemvaleukin Alfa, page 12

   2. We note your response to prior comment 6, which we reissue in part. Please revise to eliminate the use of
terms implying efficacy to describe your trial results. Determinations
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         of efficacy are within the sole authority of the FDA or equivalent foreign regulator. Define terms such as "complete response," "partial response rate" and "stable disease" the first time they are used, so it is clear that the terms are based on objective criteria and are not determinations of efficacy. Explain how the overall response rate and disease control rate are calculated.
3.       We note your response to comment 7.
             With respect to your statements of "anti-tumor activity" revise your statements to describe the observations in objective terms without indicating a cause and effect. It is in the sole authority of the FDA to determine if your product candidate is solely responsible for the trial observations.
             Explain the terms overall response rate, partial responses, and disease control rate the first time they are used.
             Describe the Response Evaluation Criteria in Solid Tumors guidelines version 1.1 the first time it is referenced.
Irish law differs from the laws in effect in the U.S. and might afford less protection..., page 80

4. We note your response to prior comment 13, which we reissue in part. You state on page
         80 that your Constitution will provide that the federal district courts of the United States shall be the sole and exclusive forum for resolving any disputes arising under the
         Securities Act and the Exchange Act. As such, please revise your disclosure as follows:
             On both page 80 and in the Description of Mural's Share Capital section, describe your exclusive forum provision and the carve out for actions arising under the
              Exchange Act and Securities Act. State that there is uncertainty as to whether a court would enforce such provision, and state that shareholders will not be deemed to have
              waived the company   s compliance with federal securities laws
and the rules and
              regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
             Further revise your risk factor on page 80 to explain that your exclusive forum provision may result in increased costs to bring a claim and/or
limit investors    ability
              to bring a claim in a judicial forum that they find favorable. Dividend Policy
Creation of Distributable Reserves, page 86

5. We acknowledge the information provided in your response to prior comment 14 but continue to have difficulty in understanding how distributable reserves will be created, given Mural's negative net parent investment of $21.6 million at December 31, 2022.
         Please describe and quantify the expected capital structure of Mural, following the
         Separation and Distribution and then following subsequent approval of the resolution by the High Court of Ireland. Also, describe in greater detail the sequence of events that will be necessary to establish a distributable reserve and the expected sources for funding
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         this reserve. In addition, provide the following information to facilitate our understanding of your discussion on page 86.
             Explain the difference between the merger reserve and the distributable reserves.
             Describe the nature and expected timing for planned "internal restructuring transactions" to create sufficient capital to fund the distributable reserves.
             Quantify the expected "share premium" in the unconsolidated balance sheet immediately following the separation and distribution that you state will equal the
              "aggregate historical book value of the oncology business at the time of its transfer to
              Mural less the share capital."
             Describe and quantify capital and other transactions that are expected to create a positive book value for the oncology business prior to the separation and distribution compared to the apparent negative book value for the oncology business reported at
              December 31, 2022.
             Explain your statement that "the pre-distribution shareholder of Mural is expected to pass a resolution that would create distributable reserves following the distribution by converting to distributable reserves up to all of our share premium." In this regard, quantify the expected amount of "our share premium" to be converted to distributable reserves.
Business, page 105

6. We note your response to prior comment 16. However, many of your graphics continue to include text printed in type that is too small to read. For example:
             Notes to the Artistry Development Program on page 115;
             Part C and notes to Artistry-1 Trial Design and Dosing Regimen on page 115;
             Line items on the x and y axes in many of your tables; and Notes to the Artistry-7 Trial Design Table and sections labeled
"Pembrolizumab
              dosing" and "Nemvaleukin dosing" on page 124.

         Please further review and revise the formatting in your graphics throughout to use font size that is clearly readable without the need for magnification. Nemvaleukin Alfa, page 106

7. We note your response to comment 7, which indicates "Artistry-1 was not designed to generate comparisons, and as such, there are no p-values to disclose." While we understand that the trials are currently ongoing, and therefore you have not been able to perform any statistical analyses, please confirm that you will disclose the results of any statistical analyses, including the p-values. If your trials are not designed to generate data that is statistically significant, please provide further explanation. Our Strategy, page 108

8. We note your response to prior comment 18, which we reissue. We continue to object to the reference to your belief that nemvaleukin, if approved by the FDA, has the potential to
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         be a "first-in-class" IL-2 variant. This statement is speculative in light of the current regulatory status of your product candidates and the uncertainty involved in clinical development. Further, the use of such term may be read to imply that your lead product candidate is effective or likely to be approved, and such determinations are solely within the authority of the FDA and comparable regulatory bodies. Please revise your disclousre accordingly.
Establish an integrated development and commercial capability, page 109

9. We note your response to prior comment 19. You state on page 40 that the "first step"
         under the UK's ILAP is receipt of an "Innovation Passport" allowing for enhanced engagement with the MHRA and its partner agencies, and that you were granted this designation for nemvaleukin for the treatment of mucosal melanoma in January 2023.
         Please further revise this section to briefly explain any additional material steps that you will need to complete as you continue the application process of designating nemvaleukin under the ILAP.

Safety Observations, page 121

10.      Please revise your disclosure to define the acronym "AESIs" on page
122.
11. Your letter states in response to prior comment 23 that Grade 4 treatment related adverse events are not always considered serious adverse events. Please identify for us any classification system used by the Company with respect to grading of adverse events and explain the differences in severity grades.
ARTISTRY-7, page 123

12. Please revise your description of the Artisty-7 Phase 3 trial to describe GOG 's and
         ENGOG's roles in the trial. Additionally, clarify that MSD will jointly own any clinical data, inventions and patents resulting from the combined use of nemvaleukin and pembrolizaumab in the ARTISTRY-7 clinical trial.
Material U.S. Federal Income Tax Consequences of the Distribution, page 170

13. We note that the tax consequences described in this section continue to assume that the
         Distribution, together with certain related transactions, will qualify as tax-free for U.S.
         federal income tax purposes. If there is uncertainly regarding the tax consequences, please revise the disclosure in this section, and elsewhere as appropriate, to clarify the reason(s) for the uncertainty.
Voting, page 186

14. We note the revisions made in response to prior comments 9 and 28, which we reissue in part. Please further revise your disclsoure here, and as appropriate in your risk factors, to clarify the allowable methods for which votes may be taken at corporate meetings and the
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Mural Oncology Ltd
June 30, 2023
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      manner in which the votes may be counted, including any material distinctions between such methods.
          Please revise your disclosure to briefly explain what a "poll" or "poll voting" means.
          Please reconcile your disclosures regarding poll voting. In this regard, we note your disclosure that your Constitution provides that "at any general meeting all resolutions put to the vote of the meeting shall be decided on a poll" is seemingly at odds with disclosure appearing to indicate that a poll vote must be "demanded." Indicate who may demand a poll under Irish law and/or your Constitution.
          Disclose what manner of voting and vote counting may be used in the absence of a demand for a poll. If appropriate, include an explanation of any impact on
          shareholders    procedural or substantive rights associated with a
demand, or lack
          thereof, for poll voting.
General

15. We note your disclosure on page 156 that on June 1, 2023, you entered into an employment agreement with Dr. Caroline Loew. Please file the Loew
Employment
      Agreement as an exhibit to the Information Statement.
        You may contact Franklin Wyman at 202-551-3660 or Vanessa Robertson at 202-551-
3660 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameIain Brown
                                                           Division of
Corporation Finance
Comapany NameMural Oncology Ltd
                                                           Office of Life
Sciences
June 30, 2023 Page 5
cc:       Robert E. Puopolo
FirstName LastName